SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 0-50189

E.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

F.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Auditors	6

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	7 - 14

Exhibit 23 - Consent of Independent Accountants	15

Exhibit 99 - Additional Exhibit - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan

By:	/s/ James T. Malec
James T. Malec
Director, Administration and Pension Investments

Date: June 27, 2003

CROWN CORK & SEAL COMPANY, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2002 and 2001

Additional information required for Form 5500
as of December 31, 2002

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Auditors	1

Basic Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3

Notes to Financial Statements	4 - 7

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)	8

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure
   under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 26, 2003

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,
	2002		2001

Investments, at fair value
Registered investment companies:
American Century Income Fund	$1,384,289		$-
INVESCO Dynamics Fund	24,140		-
T. Rowe Price Equity Income Fund	438,216		-
Vanguard 500 Index Fund	26,830,230	*	41,149,175	*
Vanguard Balanced Index Fund	6,728,695	*	9,974,444	*
Vanguard Explorer Fund	7,524,416	*	14,102,443	*
Vanguard Extended Market Fund	85,252		-
Vanguard International Growth Fund	3,083,394		4,190,209
Vanguard LifeStrategy Conservative Growth Fund	27,692		-
Vanguard LifeStrategy Growth Fund	42,026		-
Vanguard LifeStrategy Income Fund	216,931		-
Vanguard LifeStrategy Moderate Growth Fund	59,672		-
Vanguard Total Bond Market Index Fund	7,811,503	*	7,623,012	*

	54,256,456		77,039,283
Vanguard Retirement Savings Trust	55,109,074	*	53,178,965	*
Crown Cork & Seal Company, Inc. Stock Fund	18,630,048	**	7,579,695	**

Participant Loans	2,108,427		3,026,187

Total investments	130,104,005		140,824,130

Receivables
Employer’s contributions	115,171		144,093
Participants’ contributions	452,904		518,250

Total receivables	568,075		662,343

Net assets available for benefits	$130,672,080		$141,486,473

*  Represents 5% or more of net assets available for benefits.

** Represents nonparticipant-directed investments that are 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001

Additions
Investment income:
Interest and dividend income, investments	$4,140,224	$4,490,166
Interest income, participant loans	224,093	279,598
Net appreciation / (depreciation) in fair value of investments	2,351,380	(17,119,159)

	6,715,697	(12,349,395)

Contributions:
Employer	1,651,468	1,893,373
Participant	7,043,293	7,480,721

	8,694,761	9,374,094

Total additions	15,410,458	(2,975,301)

Deductions
Benefits paid to participants	15,022,705	12,003,196
Asset transfers out	11,194,596	-
Administrative expenses	7,550	8,120

Total deductions	26,224,851	12,011,316

Net decrease	(10,814,393)	(14,986,617)

Net assets available for plan benefits:
Beginning of year	141,486,473	156,473,090

End of year	$130,672,080	$141,486,473

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Cork & Seal Company, Inc. (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) to assume both trustee and recordkeeping responsibilities.

Effective October 8, 2001, the Crown Cork & Seal Fixed Income Fund (the “Fund”) was closed and the Vanguard Retirement Savings Trust (the “Trust”) was added as a new investment option in the Plan. The balance of the Fund was transferred into the Trust.

During 2002, the Company sold Constar International Inc. As a result of this transaction, participant accounts of Constar employees were transferred out of the Plan on November 20, 2002 in the amount of $11,194,596.

Contributions

Generally, the Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. The salary deferral 401(k) component of the Plan allows before-tax employee contributions of 2% to 12% of annual compensation. Contribution amounts are subject to certain limitations, $11,000 in 2002 and $10,500 in 2001, as prescribed by law. The Company makes matching contributions equal to 50 percent of the employee’s contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. For the Plan year ended December 31, 2001, company contributions were invested in Company common stock, effective January 1, 2002, Company contributions are invested in accordance with participant investment directions.

Participant Accounts

Each participant’s account is credited with participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings are allocated to the participant’s account based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 percent vested after four years of credited service.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2002 range from 5.25% to 10.50%. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant’s election.

Forfeited Accounts

Total unallocated forfeitures, which will be used to reduce future employer contributions, were $29,706 and $40,140 at December 31, 2002 and 2001, respectively. Forfeitures used to offset employer contributions in 2002 and 2001 totaled $50,000 and $7,393, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of Vanguard Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

Crown Cork & Seal Company, Inc. Stock Fund

2001
Changes in Net Assets:
Net appreciation (depreciation)	$(8,692,051)
Contributions	2,653,175
Distributions	(440,094)
Asset transfers out	-
Interfund transfers	1,579,802

NOTE 4 — INVESTMENTS

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

	Year Ended December 31,

	2002	2001

Registered investment companies	$(14,166,330)	$(8,427,108)
Common stock	16,517,710	(8,692,051)

Net depreciation in fair value of investments	$2,351,380	$(17,119,159)

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 6 — PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 7 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Schedule of Assets (Held at End of Year)
As of December 31, 2002

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i:

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$1,384,289
	INVESCO Dynamics Fund	Registered Investment Company	24,140
	T. Rowe Price Equity Income Fund	Registered Investment Company	438,216
*	Vanguard 500 Index Fund	Registered Investment Company	26,830,230
*	Vanguard Balanced Index Fund	Registered Investment Company	6,728,695
*	Vanguard Explorer Fund	Registered Investment Company	7,524,416
*	Vanguard Extended Market Index Fund	Registered Investment Company	85,252
*	Vanguard International Growth Fund	Registered Investment Company	3,083,394
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	27,692
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	42,026
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	216,931
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	59,672
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	7,811,503
*	Vanguard Retirement Savings Trust	Common / Commingled Trust	55,109,074
*	Crown Cork & Seal Company, Inc.	Common Stock Fund	18,630,048
*	Crown Cork & Seal Company, Inc. 401(k)
	Retirement Savings Plan	Participant Loans (5.25% - 10.50%)	2,108,427

Total Assets (Held at End of Year)			$130,104,005

*   Party in Interest